May 9, 2017
Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:    Ms. Melissa Raminpour
Ms. Claire Erlanger
Ms. Heather Clark

Re:    Live Nation Entertainment, Inc.
Form 10-K for the Year ended December 31, 2016
Form 8-K furnished February 23, 2017
File No. 001-32601

Ms. Raminpour, Ms. Erlanger and Ms. Clark:

Set forth below is the response of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated May 1, 2017 with respect to the Company’s Form 10-K for the year ended December 31, 2016 and Form 8-K furnished February 23, 2017. For your convenience, the comment provided by the Staff has been included herein together with Live Nation’s response.
The Company hopes that this letter is helpful and responsive to your request. If you have any questions or comments to this response, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours,
/s/ Brian J. Capo
Brian J. Capo
Senior Vice President and Chief Accounting Officer

cc:	Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Form 8-K furnished February 23, 2017
Exhibit 99.1

Reconciliation of Non-GAAP Measures to their Most Directly Comparable GAAP Measures (Unaudited), page 8

Comment 1. We note your response to prior comment 2. However, since free cash flow is typically calculated as cash flow from operations adjusted by capital expenditures and your definition of free cash flow differs from the typical definition per Question 102.07 of the May 2016 C&DI on non-GAAP measures, we continue to believe you should retitle this measure to adjusted free cash flow or something similar. Please appropriately retitle the measure and advise.

Response: The Company acknowledges the Staff’s comment and view that “free cash flow” as used by registrants should be reconciled back to cash provided by operating activities. As noted in our last response, the Company has redefined the definition of its free cash flow and will reconcile it back to cash provided by operating activities going forward. In addition, the Company agrees to retitle its metric as “free cash flow – adjusted” in future filings in order to distinguish it from other similar terms. The Company understands that the Staff expects the non-GAAP measure titled “free cash flow” to only be used to represent ‘cash flow from operating activities adjusted by capital expenditures’ for registrants going forward.